FORM 6-K/A



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                             For December 28, 2001


                                   Regus plc
                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                        Form 40-F
                         ---                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                        No  X
                   ---                                       ---


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                                   Regus plc

                               INDEX TO EXHIBITS

Item

  1.   Press release, dated December 28, 2001.


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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Regus plc


Date: December 28, 2001                     By: /s/ Stephen Stamp
                                               --------------------------------
                                               Name:  Stephen Stamp
                                               Title: Group Finance Director


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                                                                         Item 1


                                     Regus
                                     -----

                                 PRESS RELEASE

         Embargoed until 12:00 noon GMT, 7:00 am EST 28th December 2001



                   REGUS ANNOUNCES PROPOSED (pound)40 MILLION
                             CONVERTIBLE BOND ISSUE


Chertsey, UK, 28th December 2001, Regus plc, the international serviced office provider (LSE:RGU.L, NASDAQ:REGS), announces that it has issued (pound)40 million of non-convertible bonds and that, subject to shareholder consent, these bonds will be exchanged for unsecured convertible debentures and warrants. Taking into account the uncertain outlook of the global economy in 2002, this fundraising strengthens the Company's financial position and will allow it to take advantage of any short term opportunities that may arise.

The non-convertible bonds have been subscribed by three institutional investors. The 5 per cent unsecured, senior convertible debentures are to be amortised in 10 equal instalments from March 2002 until December 2002. At the Company's option, the convertible debentures may be either redeemed for cash or (subject to some conditions) converted at 95 per cent of the average share price during the instalment month, subject to any floor price the Company may specify. The Company may (subject to some conditions) elect to redeem the convertible debentures early at 105 per cent of the outstanding principal, plus accrued and unpaid interest.

At the option of the holder, the convertible debentures may be converted at any time at a fixed price of 86.32p per share, representing a premium of 60 per cent to the share price at the close of business on 27th December 2001. Holders of the convertible debentures will also receive warrants over 5 million shares with an exercise price of 5p per share.

As of the 30th September 2001, and prior to receipt of the (pound)40 million subscription, the Company had cash at bank of (pound)86.0 million, of which (pound)62.9 million was free cash and (pound)23.1 million was held by banks as collateral for bank guarantees to support operating lease commitments and overdrafts. At the same date, the Company had bank loans and overdraft balances of (pound)12.0 million and finance lease commitments of (pound)39.3 million. The proceeds from the issue of convertible debentures will be used for general corporate purposes.

A circular convening an Extraordinary General Meeting of shareholders is expected to be despatched in January and the meeting held in early to mid-February. If the necessary


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resolutions are not approved at that meeting, the bonds would have to be repaid.


Enquiries: Stephen Jolly, Group Director, Communications & Marketing
Tel: 00 44 7768 791462.





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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to, the possibility of a future transaction. Actual events may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in the Company's area of activity and general economic conditions in the countries in which the Company operates. For a discussion of these and other factors which may have a material impact upon the Company's financial condition, results of operations and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.